Filed by Global Crossing Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Crossing Limited

Commission File No.: 001-16201

Global Crossing Limited

Jefferies Global Technology, Internet, Media and Telecom Conference

May 10, 2011

MANAGEMENT DISCUSSION SECTION

Company Representative

Okay. Moving onto our next presentation. Here we have Global Crossing. With us today, we have John Kritzmacher who is the CFO of the company. And we also have Gary Breauninger who is the CFO of North America. [inaudible] So we are very pleased to have them. Thank you very much for being here. Let me pass the microphone over to John.

John Kritzmacher, Executive Vice President and Chief Financial Officer

Thank you very much. Controls for the slides is where? The green things? Is it this green thing right here? That green thing. Okay. Sorry everyone. I was just getting organized over here, last presentation I run a little bit long. I am John Kritzmacher, CFO of Global Crossing. I would like to review this afternoon is provide a brief overview of Global Crossing. I see a number of familiar faces in the audience. So I prefer not to spend too much time on things that are already familiar to you. I will spend a little bit more on things maybe a little bit new about the business. For those of who spent a little bit of time around Global Crossing, you know we’re a fairly unique player in the industry. We have a bit of unique focus around enterprise and carrier customers centered on IP based communication services and we try to differentiate ourselves by the types of services that we offer as well as the level of customer service that we provide.

Over time we found that our strategy has served us well and I will share with you a bit about the progress we have made in terms of improving our financial performance over time. And then finally I will few comments about our progress in moving toward a combination with Level 3, which was announced on April 11.

So, with that let me move forward a bit. Let me ask you all take notice of the standard disclaimer with regard to forward-looking statements and along with that given our activity wth Level 3, let me also point out that this is not an attempt by me to get you to either buy or sell securities associated with the transaction between Level 3 and Global Crossing.

All right. That completes the preliminaries. Let me dig in. As I said, Global Crossing is a bit of a unique provider of Global Services based on IT communications. Our focus is on principally the provision of services to mid to large enterprise carriers, enterprise customers as well as governments and other carriers. Over time, we have enhanced our services to focus on more value-added services and I’ll describe some of our “invest and grow” services in just a moment.

And we have been able to continue to build upon our business with an emphasis on providing a high level of customer support and growing a diverse and ever [inaudible] enterprise customer base. In terms of our support for customer and how we, excuse me, build our base. And as a proof point around, our focus on customer service as we grow and I’ll show you some statistics in a moment. About three quarters of our growth actually comes from expanding the service base with our existing customers and I’ll talk a bit more about that. In terms of demonstration of progress overtime, in 2010 as an example, our invest and grow revenue base grew by 6%.

We continue to improve on our profitability along the way. And in fact, we improved that profitability to OIBDA margin of 15.3%, an improvement of 180 basis points year over year just in 2010. So making good progress and we are very encouraged by the momentum that we are demonstrating in the business as we make way now into 2011. Commented a moment ago, we focus on invest and grow services, this is our assortment of IT based communication services a number of them listed here and most here are IP and Ethernet based solutions. In particular, IP VPN service has become quite popular as we grow our base with enterprise customers around the globe.

We have a data center business that is substantial, particularly based out of our Latin America region, but also with the presence in data centers in Europe. We offer an array of managed solutions including security solutions for enterprise customers. We recently entered into video transport with our acquisition of Genesis Solutions back in the fall of 2010. And we also have an array of what we’ve referred to as collaboration services, but these are essentially conferencing services. Our base of business, invest and grow bases spread roughly 70% enterprise, about 30% carriers. So we have a very broad and very diverse base of enterprise customers around the globe. And then on the right of this chart, you see a number of awards that we received recognition for things like the quality of our service as well as the level of innovation and services that we deliver to our customers.

Our network and our presence around the globe is split principally into three areas. We have a pretty substantial business in the U.K. and it’s a little bit more than 20% of our revenue stream comes from our presence in the U.K. A little bit more than that about 23% to 24% of our revenue base comes from Latin America and then the rest of our business comes from what we refer to as rest of world, and we kind of tick through each of those briefly.

In the U.K., our business is about 50% with the U.K. government and then the balance has spread across non-government enterprise customers as well as carrier base there. As you may well known given the state of the economy in the U.K. and given the austerity measures implemented by the U.K. Government, growth has been a bit difficult to demonstrate in the U.K., but we’ve been working hard on that. We have invested in our sales force in order to expand and diversify our customer base beyond the government, and along the way we’ve made good progress in expanding our non-government enterprise base.

We still have more work yet to be done now in order to begin to return to growth in that region. I think we’ve done a fairly good job of stabilizing our position there, but now we need to get our business in the UK on a growth track. You see that in 2010, our business there grew by about 3%, fairly good relative to what’s been happening in the market overall, first quarter year-over-year comparison was a decline. But again, we think we are getting towards stable base and positioning ourselves for growth down the road.

In Latin America, business we refer to regionally as GC Impsat, we’ve also made progress, and in fact in Latin America, we are now starting to see the benefits of an improving economy there and a growing economy and our businesses growing quite rapidly. In 2010, we achieved a growth rate of 14%, and in the first quarter of 2011, we had a growth rate of 16%. Our presence in Latin America is quite dense. We have presence in several countries, most notably Brazil, about 40% of our business is in Brazil. And we have 15 data centers across the region. So broad diverse deep services in the region, strong growth have shown profitability in the region.

And then finally in what we refer to as rest of world, which includes primarily our business in North America, but also bits of our transport business in Europe outside of the UK. We are also experiencing growth, 4% growth in 2010, and then 6% growth in the first quarter 2011 over the prior year. This is primarily in North America, a long haul network, but a little bit of a reach toward reaching our end customers, and so profitability there is growing as we build scale, but we are a bit challenged with regard cost of access as we grow the business there. So you’ll see this is one of our key opportunities for improving profitability through scale and reach to local customers through such things as M&A activity. And I’ll comment again a bit on Level 3.

Let me switch gears quickly and talk about financials a bit. First chart up here speaks to our invest and grow revenues. So this is all of our IP based communication services and it does not include our wholesale voice business, which we consider to be non-strategic, a piece of the business that we don’t manage for revenue growth, but instead we focus on optimization for margin contribution to the business.

So, if you look at our business across the regions on the left for 2010 versus 2009, and then for the first quarter on the right-hand side of the chart, you’ll see that the business as shown here continues to grow, these numbers by the way are all shown in as reported currencies. If you peel back the impacts of foreign exchange, which is down on the left part of the chart you get a bit of a better sense around operationally what the level of growth is.

You’ll see in fact if I take you down to the bottom of the chart 2010 versus 2009 on a constant currency basis the business grew by 5% including 8% growth in Latin America and 4% growth in rest of world and then if you look at the first quarter that we just reported in constant currency terms for 2011, you see 5% growth over all, 13% growth on a constant currency basis in Latin America and 6% growth in rest of world. Again, a bit challenge still in the UK but we feel we are making progress there. So this chart intended to give you a sense of momentum of the business, still growing, strategy around focus on enterprise customers in the mid to large range, certain government customers and carriers serving as well in terms of growing our overall revenue base.

The next chart shows consolidated revenues, frankly I do this just for completeness. This adds on to the invest and grow base that I just showed you, our wholesale voice business again from a revenue growth perspective. This is not a business that we are managing for growth, we are managing it for profit optimization. That red line going across the chart is the depiction of the percentage of our business that is invest and grow. And you’ll see over time we continue to migrate away from wholesale voice services and toward our invest and grow IP-based communication services.

In the first quarter, 89% of our revenue came from our invest and grow base. We shrank their wholesale voice business down to about 11% of our revenue, overall.

The next chart shows OIBDA performance over time. And what’s important about this chart is to see that over time as we’ve continued to grow the business we have considerable operating leverage, as we first are able to put more traffic onto our network and get better utilization of our network. So efficiency around the utilization of our network capacity.

And secondly, along the way we have largely been able to contain our operating expenses to support an ever-growing customer base. In fact about the only part of our business where we have continued to add resources as we go is actually in the sales force where we continue to invest in order to fuel an accelerated pace of growth. We grew our sales force by about 10% across 2010. And we added additional resources to our sales force in the first quarter of 2011, we added about 9% through our quota-bearing sales head count as we continue again to drive toward growth.

You see as we grow, we are improving our OIBDA margin, we are actually up as I noted earlier about a 180 basis points in 2010 over 2009 to an OIBDA margin it’s just over 15%. Along the way our leverage profile has improves way back in the — at the end of 2007 we were at a leverage ratio of almost 12x. We came out of the first quarter at 3.7 leverage ratio, and in terms of our major maturities out there for the financing of the business. Most of our maturities are relatively long dated, we have debt that comes due in the U.K. in 2014, some of the bonds that we issued back in 2009 and that will come due in 2015 and then a recent issue back in the November timeframe to take out our converts at $150 million that comes due in 2019. So relatively long dated maturities.

Before moving on, just I wanted to again reiterate, the progress we’ve made over time with our focus on serving certain customer base with specific services are niche strategy as service on and you can see it as we have demonstrated over a period of time in the form of improving financial results.

Let me now quickly switch gears rather to the Level 3 combination. We announced in April 11 that we entered into an amalgamation agreement with Level 3. We believe that the combination of the two companies will create substantial shareholder value for Global Crossing shareholders and Level 3 shareholders. There are considerable synergies to be realized from the combination.

The combined company will have revenues of about $6.3 billion on a pro forma basis, before synergies OIBDA of — I’m sorry, adjusted EBITDA of $1.3 billion and after synergies that number makes its way up to the almost $1.6 million. The leverage ratio on a pro forma basis 6.2 coming down to 5, and you may know at this point in time Level 3 is the mid seven kind of range. So a fair amount of deleveraging in terms of the leverage ratio straight out of the gate and then substantial improvement beyond that as we make our way through the realization of synergies between the two companies.

I should point out that in terms of scale and synergies we expect from the business, the business becomes an increasingly significant competitor in the marketplace just based on 2010 revenue, as I said would be north of $6 billion in the combined company. The synergies that I mentioned a moment ago are all quantified in the form of cost synergies, $300 million in terms of annual EBITDA related savings. And in addition to that about $40 million per year expected in the form of synergies around capital expenditures. Although we anticipate significant opportunity around revenue synergies, and around cost of capital synergies those have not been factored on to what we believe is a very strong basis for the combination of the two companies.

Our network capabilities are very complimentary. I mentioned earlier, the need to reach it closer to Global Crossing’s customers in North America. There are tremendous synergies around leveraging the combined assets of Level 3 and Global Crossing and serving enterprise customers on a combined basis in North America. We also have very complimentary assets in Europe outside of the UK, where both of us have transports networks that are relatively subscale, but together start to impact given to the zone of being something that is in scale and a competitive asset for our business there. And so with that let me just wrap very, very briefly with summary around.

We have again focused on at Global Crossing serving mid to large enterprise customers with IP-based services in a niche sort of fashion, heavy emphasis on the differentiation of the services we provide and the level of service as well as some of the value add around those services and has over time allowed us to substantially improve our financial performance as reflected in the results I shared with you and we bring that all to the table now and in anticipated combination with Level 3 that we are now working diligently on planning for in terms of implementation as we make our way across the coming months and address all of the regulatory requirements that we must go through in terms of approvals.

Let me stop there and open up for questions.

QUESTION AND ANSWER SECTION

<A – John Kritzmacher>: Yes, sir.

<Q>: [inaudible].

<A – Gary Breauninger>: I’ll take that — in the enterprise space, it’s primarily the incumbents AT&T and Verizon, as you think about that set of customers that have legacy networks or has in some form started to adopt IP. So let’s say they’re moving from frame, ATM network to an IP network and then clearly, we’re running up against AT&T and Verizon, maybe we’ve been a provider of their services as maybe a backup provider. And now more importantly, we got a bigger seat of the table. We’re getting the bigger wholesale forklift upgrades for the entire critical data transmission needs. On the carrier side, think about the long haul providers who are clearly Level 3 was a competitor of ours, XO and to a similar degree AT&T and Verizon business as well.

<Q>: [inaudible].

<A – Gary Breauninger>: Yeah, I think in several facets, if you think most just about pure scale, what we can do from a purchase power on anything that we jointly can go and procure from vendors. Clearly, the Level 3 metro footprint helps us from a reach perspective in cutting down that mileage sensitive access that we were actually purchasing or leasing from the RBOCS. The product capabilities, Level 3 had a pretty unique CDN offer, which now leverage and sell to our media and entertainment customers. And clearly, Global Crossing’s VPN and collaboration services were well entrenched and very well recognized in the enterprise space, now the Level 3 sales guys can sell into that base as well. So four or five different aspects that make us a much more healthier competitor in the U.S.

<Q>: [Inaudible]

<A – John Kritzmacher>: I think if you look at the specifics, a layer down into the combination that we are undertaking. While any integration of this sort is a bit challenging, I think that you piece it apart and you get a better sense of where the challenges lie. So, let’s start first with the nature of Global Crossing’s assets are global across three regions. The nature of Level 3’s assets are — primarily North America with a bit, and Europe and the bit in Europe is a long-haul network. So if you peel that back, ingeneration in Latin America for example, there really isn’t much that you need to integrate, right. It’s pretty much an asset base and Global Crossing that now comes into the combined family.

In Europe, a little more integration required, because there is some overlap of assets in Europe and some great opportunities to drive synergies and savings, so some work to be done there. But principally with the business outside of the UK and then some opportunities to determine how that will leverage the UK assets, now you have more critical mass in rest of Europe. And then the remaining challenge is primarily around the integration of operations in North Americas, and we’re working our way all through how to operationally drive those efficiencies and then combine a number of the corporate functions.

Going back to the comments that I made earlier around expected synergies, we’re anticipating about $300 million per year in NetEx and OpEx, when we combined the companies and work through all of our process integration. Of that, the network savings is pretty straightforward. It is an engineering and procurement problem. Engineering, in terms of getting the best leverage off the combined networks. And then procurement, in terms of what’s remaining around the access and transport facilities that are procured, few other providers, relatively straightforward - an engineering problem, if you will. On the OpEx side, we are going to continue to focus on working through the combination of assets we have and the processes in leveraging the resources we have.

Most of the OpEx synergies that then come are in support roles, some of which are pretty straightforward. For example, finance, working through the elements of finance functions and how those get best streamline. Again, not terribly complicated to work through. We just need to manage our way through it and if you go all the way through to the sales side, in terms of integration, some more amount of integrating how we are going to serve customers, believe me, we’re very clear with our customers and our employees.

We expect to carry on all of the sales people that we have today and continue adding as we work on continuing to serve our customers and expand our customer base. So there is no impact in terms of reduction around sales force or savings. In fact, we want to invest more, it’s going to be more a matter of how do we assign our resources to be best used.

And then just one final comment. With respect to the network integration aspects of this, we’re really looking at the integration of a long haul network with the Level 3 assets. It’s not a combination of local metro assets, which is far more complicated from an inventory management and a provisioning process kind of perspective. The integration of long haul networks, back to the engineering problem, is one of the more simple engineering problems to address and one of the more simple process problems to address. So net net — these projects and integration activities are never simple. But in terms of what we are taking on, I think it’s pretty, it’s pretty achievable from what we see.

<Q>: [inaudible]

<A – John Kritzmacher>: The bulk of the synergies as you expect, they were in North America, right. Because Latin America, there really isn’t any overlap, Europe there is some, but it’s relatively small base there. And then, North America, where we’ve got very complimentary network assets, and we have a number of core functions in the business that will be somewhat redundant and we’ll work our way through that.

<Q>: [inaudible]

<A – Gary Breauninger>: Yeah, I think the majority of that spend will be transition of lease facilities from the incumbents, maybe some of the competitive access providers, where we were purchasing type 2 access, yeah, but you should think that way.

<Q>: [inaudible]

<A – Gary Breauninger >: Yes and no, the Global Crossing, clearly we have an advanced VPN capability with managed services around the ends of it and collaboration and unified communication have services. They will tell you Level 3, CDN capabilities were clearly far more advanced. They purchased and also put capital behind it to develop a unique set of software capabilities for the CDN customers.

<A – John Kritzmacher>: Yes, in the back?

<Q>: [inaudible]

<A – John Kritzmacher>: There’s some commonality around the applications that we use to top rate the business today, and there are some differences, we get to work our way through the specific integration plans that works now getting it in a way, but — but yeah, there will be some commonality of support systems that we use for the business and there will some other things we’ll have to pick what we consider to be the best platform to go forward on and then migrate.

<Q>: [inaudible].

<A – Gary Breauninger >: Yeah, I don’t think we’ve seen any difference in what we’ve quoted over the last six or eight quarters, a much more stable or rational pricing and environment. And again some of that’s because of the target market we’re addressing. We are addressing the mid-markets to low end of MNCs, which they’re buying more on latency service level agreements, the resiliency of the network and what you’re willing to guarantee as well as your implementation timeline.

So again from our perspective that pricing environment has become very stable even in the high speed band or with a high-speed transit products, while they’re — they still are declining year-over-year, it’s at a decreasing rate. And in some cases, if you look across the Atlantic for low latency transmission for the trading environment those prices have actually increased a little bit.

<Q>: [inaudible]

<A – Gary Breauninger>: Yeah. I don’t, I still — the combination of that two Global Crossing and Level 3, so clearly we are still not a big player in the industry. Right, I mean, the big guys are the big guys whether it be the AT&T or Verizon. You asked the question before and if you go to Europe - BT, I don’t think it is big enough part of the equation to move it right now. I do believe that continued consolidation should help in our environment.

<Q>: [inaudible]

<A – John Kritzmacher>: Our additions to the sales force in 2010 were spread a bit but more concentrated in the UK as we were working to expand our enterprise business there particularly non-government enterprise business. We in fact took the enterprise base for our sales force and roughly doubled it in 2010 in the UK. And 2011, I noted we are on our way to increasing the sales force and we grew the sales force by 9% in the first quarter. That’s more broadly based in terms of investment including considerable investment in North America and a bit in Latin America. Where we see opportunities to increase the pace of our growth more broadly and so we’re spending our investment more broadly.

<Q>: [inaudible]

<A – John Kritzmacher>: The overall integration cost as I recall is on the order of $225 million and I think we believe it’s somewhere in the 45 percentage zone or 50 percentage zone is attributable to capital investment and it will go in, we’re saying that there is about a three-year realization period on the overall synergies. And you know, it will be a little bit more heavily front-end loaded overtime in terms of that investment, but it spreads over time.

<Q>: [inaudible]

<A – Gary Breauninger >: More so platforms I think on the — there is some optical gear, where you think about pop consolidation to your point. But I think it’s more heavily weighted towards platforms for provisioning, billing, our customer portal, unified customer portal or the front end sales engine, on how the customers are [inaudible] or I should say addressed by our sales guys. So a lot of platform work. But to your point there is some spot consolidation over the course of [inaudible].

<Q>: [inaudible]

<A – Gary Breauninger >: On the former, we haven’t seen any slow down in our data center business. It’s one of our fastest growing product. We continue to see a good growth in our LATAM data centers particularly in Brazil. As we’ve been able to turn up capacity in London and Amsterdam, it pre-sells very quickly. So no impacts, at least from a Global Crossing perspective. I am still trying to get your second question.

<Q>: [inaudible]

<A – Gary Breauninger>: It depends on the sector. I mean it depends upon the sector and the region. Clearly in some cases in the media and entertainment space, no they are okay, purchasing a piece parts. But in the same way some of those media and entertainment sector customers would like to have one point of interface. So it all depends on the sector. I mean our approach all along particularly in Latin America, we would obviously would do it both ways. What I do believe in part of the items we’ve discussed, the potential with the combination of Level 3 and Global Crossing. On the revenue side over time is the ability to connect data centers as well provide data centers capability whether you are in North America, UK or Latin America. But again segments by segments, it comes from the CIOs, CIOs have preferences in how he wants to run his network.

<Q>: [inaudible]

<A – Gary Breauninger>: Well it’s the — how would I attack that question. I would tell you what we are seeing is no different than what I believe the, anyone would see if they look across the internet itself, I mean there has been no slowdown from what we see in the needs for enterprises and applications or the moves, movements of large file transmission or the request of eyeballs to go get content. So any of the stats have been quote around the Internet are still growing at 50% to 60%. That’s what we’re seeing from a backbone capability. Clearly it’s more handheld deployments, requiring backbone capabilities with different edge applications, where it be the iPad phone content or Netflix, whatever the case is, it’s continuing to fuel that that Internet growth from what we see.

<Q>: [inaudible]

<A – Gary Breauninger>: One thing I — we’re pretty sure I was still a immaterial share player with the combinations, particularly if you look across the global wide area network market opportunity, we’re still very low single digit market share player.

<A – John Kritzmacher>: One more question.

<Q>: [inaudible]

<A – John Kritzmacher>: We have an inside of the merger agreement between the companies. There are certain consents that are required to enter into the M&A activity. So within that scope of those consents certainly small M&A activity can proceed. It’s not contemplating anything large is going to happen in the interim period but certainly there are provisions for that.

Company Representative

Thank you.

John Kritzmacher, Executive Vice President, Chief Financial Officer

All right. Thank you all for joining us today. Much appreciated.